QuickLinks -- Click here to rapidly navigate through this document
SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

    OMB APPROVAL
OMB Number: 3235-0145
Expires: October 31, 2002
Estimated average burden
hours per response 14.9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*

Worldwide Medical Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

981595 30 1
(CUSIP Number)

Rossi A. Russell, Esq.
10880 Wilshire Boulevard, Suite 1050
Los Angeles, California 90024
(310) 470-3255
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2001
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  / /

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981596 30 1

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

Citadel Capital Management Group Taxpayer I.D. No. 95-4587481

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (see Instructions)	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC; and OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Nevada

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power

950,000

		(8)	Shared Voting Power

		(9)	Sole Dispositive Power

950,000

		(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

950,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)

6.5%

(14)	Type of Reporting Person (See Instructions)

CO

ITEM 1. SECURITY AND ISSUER.

    This statement relates to shares of Common Stock (the "Stock") of Worldwide Medical Corporation. ("Worldwide" or the "issuer"). The principal executive office of Worldwide is 13 Spectrum Pointe Drive, Lake Forrest, California 92630.

ITEM 2. IDENTITY AND BACKGROUND.

    The person filing this statement provides the following information:

  (a)
  Citadel Capital Management Group, a Nevada corporation ("Citadel"). The executive officers and directors of Citadel are:
L. Toshio Osaki	Chairman of the Board—Director
James M. Osaki	President and Chief Executive Officer—Director
David Daggett	Chief Financial Officer—Director
William B. Wong	Chief Operating Officer and Secretary—Director
Michele G. Vergara	Treasurer—Director
Mary Osaki	Director
Catherine Yup	Director;
  (b)
  The business address of Citadel and its officers and directors is 251 South Lake Avenue, 10th Floor, Pasadena, California 91101.

  (c)
  The principal business of Citadel is venture capital financing and management consulting. The executive officers and directors of Citadel hold the positions set forth in subparagraph (a), above.

  (d)
  During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)
  During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)
  Citadel's state of incorporation is Nevada. Each of the executive officers and directors of Citadel are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Citadel acquired an aggregate of 750,000 shares of the issuer's Common Stock with working capital funds of $180,000. An additional 100,000 shares were acquired in consideration of loans made by Citadel to the issuer under the Credit Agreement referred to in Item 7(a), and an additional 100,000 shares were acquired in consideration of loans made by Citadel to the issuer under the Promissory Note referred to in Item 7(d).

ITEM 4. PURPOSE OF TRANSACTION.

    The sole purpose of the acquisition of the Stock reported herein was and is for investment investment purposes. The reporting person has no plans or proposals that relate to or would result in:

  (a)
  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  (b)
  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  (c)
  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  (d)
  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e)
  Any material change in the present capitalization or dividend policy of the issuer;

  (f)
  Any other material change in the issuers business or corporate structure;

  (g)
  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  (h)
  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i)
  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or

  (j)
  Any other action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    The beneficial ownership of the Stock of the person named in Item 2 of this statement is as follows at the date hereof.

	Aggregate Beneficially Owned Number		Voting Power		Dispositive Power
Name
		Percent	Sole	Shared	Sole	Shared
Citadel	950,000	6.5%	950,000		950,000

    The persons filing this statement effected no transactions in the Stock during the past sixty days.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Citadel has a consulting relationship with New World Capital Management, Inc. ("New World"). New World has an ownership interest in 100,000 shares of the Common Stock of the issuer. In addition, Citadel understands that New World has a relationship with Joseph Jankowski, who has an ownership interest in 100,000 shares of the Common Stock of the issuer. Citadel has no current contract, arrangement, understanding or relationship with New World, any of its principals, officers, directors or employees, nor with Mr. Jankowski, with respect to the securities of the issuer, and disclaims membership in a group.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    Citadel hereby incorporates by reference the following exhibits attached to the issuer's 10-SB:

  (a)
  Exhibit 10.14 Line of Credit Agreement between the issuer and Citadel, dated July 6, 2000.

  (b)
  Exhibit 10.15 Loan and Security Agreement between the issuer and Camel Financial, Inc., dated February 20, 2001.

  (c)
  Exhibit 10.16 Subordination Agreement by Citadel in favor of Camel Financial, Inc., dated February 20, 2001; and

  (d)
  Exhibit 10.17 Promissory Note by the issuer in favor of Citadel, dated September 6, 2001.

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CITADEL CAPITAL MANAGEMENT GROUP
By:	/s/ JAMES M. OSAKI
Its:	President and Chief Executive Officer

    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

QuickLinks

  ITEM 1. SECURITY AND ISSUER.
  ITEM 2. IDENTITY AND BACKGROUND.
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 4. PURPOSE OF TRANSACTION.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Signature